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December 26, 2017

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Ingles Markets, Incorporated. (the “Company”)
Preliminary Proxy Statement filed by GAMCO Asset Management Inc., Mario Gabelli, Justyn R. Putnam and John “Jack” R. Lowden.
Filed December 15, 2017
File No. 000-14706

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 22, 2017 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by GAMCO Asset Management Inc. (“GAMCO”), Mario Gabelli, Justyn R. Putnam and John “Jack” R. Lowden on December 15, 2017, in connection with the 2018 annual meeting of stockholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with our client, GAMCO, and provide the following responses on GAMCO’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Cover Letter

1.	We refer to your statement on the cover letter concerning the “lack of independent directors on the Board.” Please reconcile this statement with your disclosure on page 5 that the Board currently has three independent directors. Revise your statements in the cover letter and on page 5, as necessary, to clarify whether the board has independent members.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 26, 2017

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the statement in the second paragraph that the factors you specify “have resulted in... a lack of transparency for all stockholders.” Describe here, or elsewhere in the proxy, the transparency that you believe to be lacking and provide examples to explain the type of information that is not conveyed to shareholders.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

We are concerned about stockholders not having a voice in the ratification..., page 5

3.	We refer to your statement indicating that the three “independent” directors who serve on the Audit Committee decided not to give stockholders a voice to ratify the auditor. Please tell us whether the Audit Committee or the entire Board determines if the company presents a matter to shareholders for their vote. To the extent that the members of the Audit Committee are not vested with this authority, please revise the proxy to clarify the Audit Committee’s role in presenting matters to stockholders. Also, revise to explain whether the company has any obligation (e.g., state law, NASDAQ listing requirement) to ask shareholders to ratify the auditor selection.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

We are concerned with the Class A Board Members’ lack of Sufficient Stock Ownership, page 6

4.	We note your disclosure on page 8 indicating that both board nominees presently lack any stock ownership interest but that they intend to acquire shares of Class A Common Stock. Please revise the disclosure on page 6 to indicate what level of stock ownership interest you believe is “sufficient” and to acknowledge that your nominees currently own zero shares of Class A Common Stock. Also revise the disclosure on pages 6 and/or 8 to state whether your two nominees intend to acquire “sufficient” stock ownership and, if applicable, the timeframe in which they intend to do so.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

We are concerned with the Company’s Lack of Engagement with Stockholders, page 6

5.	We refer to your disclosure concerning the Company’s lack of engagement with shareholders as well as your belief that the Board has not demonstrated the ability to communicate successfully with its stockholders. With reference to page 8 of the Company’s 2017 proxy statement, please tell us, and revise as appropriate, to explain your basis for stating that the Company does not provide stockholders with opportunity for engagement.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

December 26, 2017

Election of Directors, page 7

6.	We note your disclosure on page 9 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  GAMCO notes that the Company currently does not have any advance notice requirements for stockholder nominations in its Bylaws.  However, to the extent the Bylaws are subsequently amended, GAMCO confirms it will comply with the Bylaws.  GAMCO also confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, GAMCO will file an amended Proxy Statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised Proxy Statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Incorporation by reference, page 21

7.	We note that you refer security holders to the company’s proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  GAMCO advises the Staff that it does not intend to disseminate its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement; however, in the event GAMCO does disseminate its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement, GAMCO confirms its understanding that it must provide any omitted information to security holders in the form of a proxy supplement.

December 26, 2017

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In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth R. Gonzalez-Sussman

Elizabeth R. Gonzalez-Sussman

cc:	David Goldman, GAMCO Asset Management Inc. George Maldonado, GAMCO Asset Management Inc. Steve Wolosky, Olshan Frome Wolosky LLP